Exhibit 12.01

NSP-MINNESOTA AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Six Months Ended June 30, 2017	Year Ended Dec. 31
		2016	2015	2014	2013	2012
Earnings, as defined:
Pretax income from operations	$254,613	$713,263	$537,573	$603,005	$575,203	$515,665
Add: Fixed charges	128,718	255,779	240,148	233,386	227,301	243,317
Total earnings, as defined	$383,331	$969,042	$777,721	$836,391	$802,504	$758,982
Fixed charges, as defined:
Interest charges	$114,971	$226,547	$208,763	$199,667	$191,889	$201,158
Interest component of leases	13,747	29,232	31,385	33,719	35,412	42,159
Total fixed charges, as defined	$128,718	$255,779	$240,148	$233,386	$227,301	$243,317
Ratio of earnings to fixed charges	3.0	3.8	3.2	3.6	3.5	3.1